SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 10, 2006
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW COMMUNICATIONS ANNOUNCES NAME CHANGES TO ITS
WHOLLY OWNED SUBSIDIARY COMPANIES
Company Moves Forward with Consolidated Name Strategy
CALGARY, AB (October 4, 2006) — Shaw Communications announced today the re-branding of its wholly owned subsidiary companies including Canadian Satellite Communications Inc. (Cancom) Tracking and Broadcast, Star Choice Communications Inc., and Big Pipe Inc. All of these companies will now leverage the Shaw name and all brand changes will be completed by December 31, 2006.
The following corporate name changes will take place:
•	Cancom Tracking, a leading provider of electronic on-board computing and communication solutions for the Canadian trucking industry, will be re-named as Shaw Tracking;
•	Cancom Broadcast, North America’s largest full service commercial signal distribution network, will change its name to Shaw Broadcast Services;
•	Star Choice Communications Inc., Canada’s leading Direct to Home satellite television provider, will now be branded as Star Choice, a Shaw Company; and
•	Big Pipe, a leading operator of a national fibre-optic backbone network of data networking and Internet services, will change its name to Shaw Business Solutions.
“The Shaw brand is an established name with tremendous credibility and recognition,” said Peter Bissonnette, President, Shaw Communications. “The consolidation of all of our company names under one brand is more than just changing a logo; it is about building a consistent identity that reflects who we are and what we stand for in the eyes of our customers, employees, and stakeholders. This decision will help us strengthen our position as a leading national entertainment and communications provider while maintaining customer service excellence across all companies.”
For further information about Shaw Communications and its wholly owned subsidiaries please visit SHAW.CA.
Shaw Communications, Inc.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.1 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For more information, please contact:
Shaw Contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca